EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of Premier Financial Bancorp, Inc. as of December 31, 2009 and their state of incorporation.

Subsidiary	Jurisdiction of Incorporation
Citizens Deposit Bank and Trust Company	Kentucky
Farmers Deposit Bank	Kentucky
Mt. Vernon Financial Holdings, Inc.	Kentucky
Ohio River Bank	Ohio
First Central Bank, Inc.	West Virginia
Boone County Bank, Inc.	West Virginia
Traders Bank, Inc.	West Virginia
Abigail Adams National Bancorp, Inc.	Delaware
Adams National Bank	United States of America
Consolidated Bank and Trust Company	Virginia